ELLIOTT GROUP COMMUNICATIONS INTERESTS CA, LLC

Unaudited Financial Statements From Inception to May 31, 2018

June 4, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Elliott Group Communications Interests CA, LLC
Newport Beach, CA

We have reviewed the accompanying balance sheet of Elliott Group Communications Interests CA, LLC as of May 31, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 4, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ELLIOTT GROUP COMMUNICATIONS INTERESTS CA, LLC
BALANCE SHEET
MAY 31, 2018
_____

ASSETS

CURRENT ASSETS

Cash	$	100
TOTAL CURRENT ASSETS		100
TOTAL ASSETS		100

LIABILITIES AND MEMBERS' EQUITY

MEMBER'S EQUITY

Contributed Capital	3,829
Retained Earnings	(3,729)
TOTAL MEMBERS' EQUITY	100
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 100

ELLIOTT GROUP COMMUNICATIONS INTERESTS CA, LLC
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH MAY 31, 2018
_____

Operating Expense

Legal & Professional	$	3,503
Shipping & Handling		129
General & Adminstrative		97
		3,729

Net Income from Operations   (3,729)

Net Income $ (3,729)

ELLIOTT GROUP COMMUNICATIONS INTERESTS CA, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH MAY 31, 2018
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(3,729)
Net Cash Flows From Operating Activities		(3,729)
Cash Flows From Financing Activities		
Increase in Contributed Capital	$	3,829
Net Cash Flows From Financing Activities		3,829
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		100
Cash at End of Period	$	100

ELLIOT GROUP COMMUNICATIONS INTERESTS CA, LLC
CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OF INCEPTION THROUGH MAY 31, 2018
————————

Starting Equity	$	-
Contribued Capital		3,829
Net Income (Loss)		(3,729)
Ending Equity		100

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Elliott Group Communications Interest CA, LLC ("the Company") is a limited liability company organized under the laws of the State of California and is authorized to do business in the states of Texas and Arizona. The Company is a cell phone and cell phone accessory retailer.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Shipping and Handling

Shipping and Handling expense includes all costs of services received from a third-party shipper.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. As such, all items of income and expense are reported by the sole member on his individual tax return.

The Company is subject to franchise and income tax filing requirements in the State of California.

The Company is subject to franchise tax filing requirements in the State of Texas.

The Company is subject to tax filing requirements in the State of Arizona.

NOTE C- LLC MEMBER LIABILITY

Elliot Group Communications Interest CA, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 4, 2018, the date that the financial statements were available to be issued.